December 14, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

         Re:      Wimax EU, Ltd
                  Amendment No.5 to Registration Statement to Form SB-2 Filed November 29, 2005
                  File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated December 13, 2005 regarding the above referenced filing and the following are our responses:

Description of Business, Page 14

1. We note your discussion on page 16 regarding the outright purchase of URLs, your disclosure on page 21 regarding a 99-year right to the URLs, and your discussion in Note E on page F-12 of your financial statements about an agreement to acquire the rights to URLs through a 30-year license with a 1.5% royalty. Please reconcile the disclosure to clearly explain the nature of your ownership of these URLs.

         Answer: The SB-2 has been revised to clarify that the Company owns all such URLs outright; however, pursuant to the terms of the November 2004 Agreement, the Company granted Eurotech Capital Ventures a 30 year license to use the URLs. Please note that all references to a 99-year right have been deleted from the SB-2.

2. Your disclosure on Note E to your financial statements about the purchase of the URLs states that if the registration statement is not effective by November 30, 2005, the license becomes extinguished. Please update the prospectus with the status of that agreement and the possibility that the agreement may be extinguished.

         Answer: The SB-2 has been amended to disclose that Eurotech Capital Ventures has waived the right to enforce the provision of the Agreement that states that if the registration statement is not effective by November 30, 2005, the Agreement will be terminated at the option of Eurotech. Such waiver has been filed with the SB-2 as an exhibit.

Financial Statements, Page F-1

Note D - Stockholders' Equity, Page F-12

3. Please refer to our prior comment 1. We see that you are accounting for your February 2005 five for one stock split as a stock dividend for accounting purposes. We further see that per share and weighted average share amounts were retroactively restated. Please tell us why it is appropriate to account for a stock dividend on a retroactive basis, citing any authoritative literature on which you relied.

         Answer: Please note that for the retroactive application of the stock dividend, the Company relied on SFAS 128, paragraph 54 which requires retroactive restatement of stock dividends and stock splits for all periods presented.

Exhibit 5.1

4. Please explain how the unissued shares underlying Mr. Miles' options can be legally issued and fully paid as described in your opinion of counsel.

         Answer: The opinion of counsel has been revised to clarify that the 9,700,000 shares of common stock to be sold by the selling shareholders have been duly authorized and are legally issued, fully paid and non-assessable, and that the 4,000,000 shares underlying the options held by Mr. Christopher Miles shall become legally issued, fully paid and non-assessable when the options are exercised and the underlying shares are issued.



ANSLOW & JACLIN, LLP


BY: /s/  Gregg E. Jaclin
---------------------------
         GREGG E. JACLIN